UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SD

Specialized Disclosure Report

(Exact name of registrant as specified in its charter)

Kentucky	001-33998	61-0156015
(State of incorporation)	(Commission file number)	(IRS Employer Identification No.)

600 North Hurstbourne Parkway, Suite 400, Louisville, Kentucky 40222

(Address of principal executive offices)

(Zip Code)

Bradley K. Blackwell, Senior Vice President, General Counsel and Secretary

(502) 636-4400

(Registrant’s name and telephone number, including area code)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act of 1934 (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019.

Section 1—Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Churchill Downs Incorporated (the “Company”, “we”, or “our”) is an industry-leading racing, online wagering and gaming entertainment company anchored by our iconic flagship event—The Kentucky Derby. We own and operate Derby City Gaming, a historical racing machine (“HRM”) facility in Louisville, Kentucky. We also own and operate the largest online horse racing wagering platform in the U.S., TwinSpires.com, and we operate sports betting and iGaming through our BetAmerica platform in multiple states. We are also a leader in brick-and-mortar casino gaming with approximately 11,000 gaming positions and video lottery terminals (“VLTs”) and 200 table games in eight states. We were organized as a Kentucky corporation in 1928, and our principal executive offices are located in Louisville, Kentucky.

We reviewed the Company’s current product offerings to determine whether “conflict minerals”, as defined in paragraph (d)(3) of Item 1.01 of Form SD, are necessary to the functionality or production of the products we manufacture or contract to manufacture. We determined that one product contracted to be manufactured by our subsidiaries, United Tote Company and United Tote Canada, Inc. (collectively “United Tote”), contains conflict minerals necessary to its production or functionality. Specifically, United Tote contracts to manufacture ticketing terminals and hardware accessories (collectively, the “terminals”), which contain gold, tin and tantalum.

The Company conducted a reasonable country of origin inquiry in good faith that was reasonably designed to determine whether any such conflict minerals originated in the Democratic Republic of the Congo or an adjoining country that shares an internationally recognized border with the Democratic Republic of the Congo (an “adjoining country”, and together with the Democratic Republic of the Congo, the “Covered Countries”). The reasonable country of origin inquiry consisted of soliciting information from the company that manufacturers the terminals for United Tote (the “Supplier”) regarding the origin of its suppliers’ conflict minerals. The Supplier in turn provided the Company with surveys from its suppliers based on the standardized template developed by the Responsible Minerals Initiative (RMI) (formerly known as the Conflict-Free Sourcing Initiative (CFSI)), now known as the Conflict Minerals Reporting Template (the “CMRT”). The CMRT includes questions about the origin of conflict minerals included in the suppliers’ products and supplier due diligence.

The Company has not received sufficient information from the Supplier to conclude (i) that the conflict minerals contained in the terminals definitively did not originate in the Covered Countries, or (ii) that any such conflict materials are from recycled or scrap sources. Based on the CMRTs received from the Supplier, some of the products provided by its suppliers during the year ended December 31, 2018 but not sold by United Tote until the year ended December 31, 2019, may have contained conflict minerals sourced from the Covered Countries.

This disclosure is also publicly available in the investor relations section of our website at www.churchilldownsincorporated.com. Information on our web site shall not be deemed incorporated into, or to be a part of, this report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

CHURCHILL DOWNS INCORPORATED

May 29, 2020	/s/ Bradley K. Blackwell
By: Bradley K. Blackwell
Title: Senior Vice President, General Counsel and Secretary